RUBICON MINERALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders (the "Meeting") of RUBICON MINERALS CORPORATION (the "Company") will be held in The Metropolitan Hotel, 645 Howe Street, Vancouver, BC, on Thursday, June 23, 2005, at the hour of 2:00 p.m. (local time), for the following purposes:

  to receive and consider the financial statements of the Company for the financial year ended December 31, 2004 together with the report of the auditors thereon;

  to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

  to elect six Directors of the Company for the ensuing year;

  to approve, adopt and ratify the special resolution as set out in the Management Information Circular (the "Circular") relating to the removal of the application of the Pre-Existing Company Provisions (as defined in the British Columbia Business Corporations Act), to the Company and the alteration of the Notice of Articles ("Notice of Articles") of the Company accordingly;

  to approve, adopt and ratify the special resolution as set out in the Circular relating to the alteration of the Company's authorized share structure to an unlimited number of Common shares and the alteration of the Notice of Articles accordingly;

  to approve, adopt and ratify the special resolution as set out in the Circular relating to the adoption of new Articles for the Company; and

  to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular and form of Proxy (including a Financial Statement Request Form). Financial information concerning the Company is provided in the Company's comparative financial statements and Management Discussion and Analysis for the financial year ended December 31, 2004, which is available on SEDAR at www.sedar.com and which, upon request, will be sent without charge to any securityholder of the Company.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

DATED at Vancouver, British Columbia, this 17th day of May, 2005.

BY ORDER OF THE BOARD

"David W. Adamson"

David W. Adamson
President and CEO